UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  July 5, 2010
Commission file number 001-15254
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33‑77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated June 16, 2010.

•	Press Release dated June 28, 2010.

•	Press Release dated June 28, 2010.

•	Press Release dated June 29, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 5, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Consolidates Crude Oil Storage Facilities at Hardisty Hub
CALGARY, Alberta, June 16, 2010 — Enbridge Inc. (TSX, NYSE: ENB) today announced completion of the acquisition of the 50% of the Hardisty Caverns Limited Partnership previously owned by CCS Corporation for approximately $52 million. The Hardisty Caverns facility, now wholly owned by Enbridge, includes four salt caverns totaling 3.1 million barrels of capacity, and provides term storage services under long-term contracts.
“Our partnership on the Hardisty Caverns with CCS has been a fruitful and mutually beneficial one,” said Stephen J. Wuori, Executive Vice President, Liquids Pipelines. “We’re pleased to be able to consolidate our contract storage position at Hardisty, Alberta which we view as an important hub for growing oil sands production.
“The facility has excellent long-term growth prospects, including development of additional caverns as well as extensive surface storage development potential in an area where well-located land is difficult to acquire.”
Significant demand for contract storage exists in the Hardisty region as a result of the growth of the oil sands and the development of expanded export pipelines. Enbridge is the largest operator of contract storage facilities at the Hardisty hub with its ownership of the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility. Enbridge also operates 1.6 million barrels of regulated tankage at its adjacent Hardisty mainline terminal, providing receipt and delivery operational tankage for its mainline system.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

-- 30 --

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge to Undertake $400 Million Waupisoo Pipeline Expansion
CALGARY, ALBERTA, June 28, 2010 — Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into shipper commitments totaling 229,000 barrels per day of capacity on the Waupisoo Pipeline, part of Enbridge’s Regional Oil Sands System. Enbridge will undertake an approximately $400 million expansion of the Waupisoo Pipeline to its maximum capacity in order to accommodate these commitments, which include the additional volumes announced in February 2010.
The Waupisoo Pipeline expansion program will provide approximately 65,000 bpd of additional capacity in the second half of 2012 and a further approximately 190,000 bpd when fully in service in the second half of 2013. The new commitments allow for a three-year ramp up to the full commitment amount, with a corresponding ramp up in revenue to Enbridge.
“This expansion is the latest in a series of contracts and projects Enbridge has secured over the past year, adding approximately $1 billion to our total secured investment opportunities in this corridor,” said Patrick D. Daniel, President and Chief Executive Officer. “The Waupisoo expansion program will begin to contribute to our growth in earnings per share by 2013, and increasingly thereafter as the volumes increase to the full commitment levels. Based on development activity underway within the oil sands on both existing and new projects, together with our strong competitive position as the largest operator in the region, we expect to see continued attractive investment opportunities of this sort for some time to come”.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

Enbridge to join TransAlta on Project Pioneer
CALGARY, Alberta (June 28, 2010) — TransAlta Corporation (TSX:TA; NYSE:TAC) and Enbridge Inc. (TSX:ENB; NYSE:ENB) today announced that Enbridge will participate in the development of Project Pioneer, Canada’s first fully-integrated carbon capture and storage (CCS) project involving retro-fitting a coal-fired electricity plant.
When complete, Project Pioneer is expected be one of the largest CCS facilities in the world and among the first to have an integrated underground storage system. The project will pilot Alstom Canada’s proprietary chilled ammonia process and will be designed to capture one megatonne (Mt) per year of carbon dioxide (CO2) from Keephills 3, a coal-fired plant west of Edmonton that is jointly owned by Project Pioneer partners TransAlta and Capital Power Corporation. The majority of the captured CO2 is intended to be used for enhanced oil recovery (EOR), while the remainder is expected to be injected into deep saline aquifers for permanent storage.
“CCS provides Alberta and Canada a leadership opportunity to use new technology to reduce CO2 emissions,” said Steve Snyder, President and CEO of TransAlta. “We are very pleased to include the pipeline expertise and sequestration leadership from Enbridge, a world class sustainable energy leader.”
Enbridge brings to Project Pioneer expertise in the design and construction of pipeline infrastructure, as well as extensive knowledge in CO2 sequestration.
“We’re excited to have the opportunity to play a key role in Project Pioneer,” said Patrick D. Daniel, President and CEO, Enbridge Inc. “We believe CCS has potential to positively impact our industry and our ability to continue to grow sustainably and in an environmentally responsible manner. One of the most pressing environmental issues facing us today is the impact of greenhouse gas emissions on climate change. By working with the Project Pioneer partners to advance CCS technology, we’re pleased to contribute to what may be one of our most significant solutions.”

Project Pioneer is expected to account for at least 20 per cent of the Government of Alberta’s target of reducing five Mt of CO2 emissions per year by 2015. In addition, the project’s technology has wide potential applications. It could be used by other coal-fired power plants in Alberta and throughout the world, as well as by other industrial sectors.
On October 14, 2009, Project Pioneer was awarded $778 million in federal and provincial funding to advance the project. “Project Pioneer is a unique approach to solving the CO2 emissions challenge,” said Mr. Snyder. “The public-private partnership of Project Pioneer will move us a step closer toward the maturation of a CCS technology, vital to the continued development of our energy resources in an environmentally-sustainable way.”

About Project Pioneer:
Project Pioneer is among the world’s largest fully-integrated CCS initiatives within the power sector. It will be a near commercial-scale demonstration of all elements of the CCS chain through a unique combination of partners, technology and integration. Project Pioneer brings together public and private partners who have been leaders on environmental issues for years. Current partners include:
•	TransAlta — project leader and operational partner. TransAlta brings extensive experience in power generation, construction and innovation to Project Pioneer. As the project leader and generation operator for Keephills 3, TransAlta will provide operational, technical, commercial and project management.
•	Alstom Canada — capture technology leader. Alstom, a global leader in energy technology, brings its expertise in the Chilled Ammonia carbon capture process.
•	Capital Power — generation partner. Capital Power shares a long history with TransAlta, brings best-in-class power technology and is the joint venture partner with TransAlta for the Keephills 3 coal plant — the location for Project Pioneer.
•	Enbridge — transportation and storage leader. Enbridge, a North American leader in energy delivery, brings its pipeline expertise and sequestration knowledge.
•	The Government of Canada will contribute $343 million through the Clean Energy Fund and the federal ecoENERGY Technology Initiative.
•	The Government of Alberta will contribute $431 million through its $2 billion CCS Fund with an additional $5 million from the Alberta EcoTrust Grant program.
For more information about Project Pioneer visit www.projectpioneer.ca.

About TransAlta:
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.
About Enbridge:
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S,. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:
TransAlta
Media Inquiries:
Tanis Fiss
Manager, Corporate and Marketing Communications
Phone: (403) 267-3639
Email: tanis_fiss@transalta.com
Investor Inquiries:
Jennifer Pierce
Vice President, Communications and Investor Relations
Phone: (403) 267-7622

Jess Nieukerk
Manager, Investor Relations
Phone: (403) 267-3607
Email: investor_relations@transalta.com
Enbridge Inc.
Media Inquiries:
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com
Investor Inquiries:
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge to invest US$500 million in 250-megawatt Colorado wind energy project
CALGARY, ALBERTA and DENVER, COLO. (June 29, 2010) — Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an agreement with Renewable Energy Systems Americas Inc. (RES Americas) under which a U.S. affiliate of Enbridge Inc. will own and operate the 250-megawatt (MW) Cedar Point Wind Energy Project. Enbridge’s investment in the project will be approximately US$500 million and the Broomfield, Colorado-based RES Americas will construct it under a fixed-price engineering, procurement and construction (EPC) contract to Enbridge.
The Cedar Point Wind Energy Project, developed by RES Americas, is located approximately 80 miles east of Denver. Construction of the project will begin shortly with substantial completion expected in late 2011. The project will deliver electricity to the Public Service Company of Colorado (PSCo) electricity transmission grid under a 20-year, fixed-price power purchase agreement with PSCo.
“Renewable energy aligns very well with our objective to profitably grow our energy infrastructure business,” said Al Monaco, Executive Vice President, Major Projects and Green Energy, Enbridge Inc. “Our green energy investments provide attractive returns and establish a new source of earnings growth that complements existing growth in our liquids and natural gas transportation businesses. The investment in Cedar Point bolsters our already strong portfolio of green energy projects and establishes a beach head for future investment into the growing U.S. green energy market. We expect to continue to grow our renewable portfolio, particularly in states like Colorado that support green energy development. The project is expected to be accretive to earnings per share in the first full year of operation in 2012.”
“In addition to boosting our bottom line, green energy is a key component in our plan to achieve a neutral environmental footprint as we grow our operations,” said Mr. Monaco. “In 2009 we committed to generating a kilowatt hour of renewable energy for every kilowatt hour of energy that our operations consume, and we are making good progress on that objective. We are also very pleased to once again work with RES Americas.”

The Cedar Point Wind Energy Project brings Enbridge’s interests in renewable energy projects to eight facilities, including interests in wind and solar projects, a hybrid fuel cell and waste heat recovery facilities. The 250-MW Cedar Point project brings the total generating capacity of the green energy projects in which Enbridge has interests to more than 800 MW — enough to meet the energy needs of about 260,000 homes.
The Cedar Point Wind Energy Project will comprise 139 Vestas 1.8 MW turbines, which will be connected to the PSCo grid by a 42-mile transmission line. RES Americas will construct the wind farm and transmission line under a fixed price, turnkey EPC agreement with Enbridge. Vestas will provide operations and maintenance services under a five-year, fixed price service, maintenance and warranty agreement.
A world-leading, fully-integrated renewable energy player in development, engineering, procurement, construction and operating services, RES Americas has developed and/or constructed approximately 10 percent of the installed U.S. wind energy capacity. The Cedar Point Wind Energy Project, the company’s third project with Enbridge and first large project in Colorado, will bring RES Americas’ constructed and under-construction portfolio to more than 4,800 MW.
“The Cedar Point Wind Energy Project upholds RES Americas’ commitment to provide clean renewable energy and jobs to the state of Colorado,” said Richard Ashby, CFO of RES Americas. “Working with Enbridge and PSCo, RES Americas is excited to contribute to the state’s goals of providing economic benefits to the community and helping ensure a secure energy future.”
Development of the Cedar Point Wind Energy Project aligns not only with Enbridge’s goals, but with those of the state of Colorado as well. On March 22, 2010, Colorado Gov. Bill Ritter signed into law landmark legislation that gives the state the highest renewable energy standard in the Rocky Mountain West, requiring that 30 percent of the state’s electricity be generated from renewable sources by 2020. “The Cedar Point Wind Energy Project will help provide Colorado’s supply of clean, reliable power while bringing jobs and economic development to communities in our state, fulfilling our promise of a new energy economy,” said Gov. Ritter.
Enbridge and RES Americas expect the project will create up to 250 construction jobs and, through its ongoing operations, generate revenue for businesses in the region.
Cedar Point Wind Energy Project at a glance:
Capacity peak: about 250 MW
Turbines: 139 Vestas 1.8 MW turbines
Annual yield: approximately 875,000 MWh (corresponding to the annual consumption of around 80,000 Colorado households)
CO2 saving: about 710,000 tons per year

About Enbridge:
Enbridge Inc. is a North American leader in energy delivery and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in green energy technologies, including wind and solar energy projects, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs over 6,000 people, primarily in Canada and the U.S. The Company’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.
About RES Americas:
Renewable Energy Systems Americas Inc. (RES Americas) is a fully-integrated renewable energy company that develops, constructs, owns and operates projects across the United States (U.S.), Canada, Mexico and the Caribbean. RES Americas has constructed or has under construction more than 4,800 MW, which represent approximately 10 percent of the operating installed wind capacity in the U.S., and has over 12,500 MW in development. RES Americas’ corporate office is located in Broomfield, Colorado with regional offices located in Austin, Texas; Portland, Oregon; and Minneapolis, Minnesota. Canadian projects are managed from Montreal, Quebec, by its affiliate RES Canada. For more information, please visit www.res-americas.com.

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — Canada

Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Inc. — U.S.
Media
Larry Springer / Stephen Stewart
(713) 821-2253 / (713) 821-2032
Email: usmedia@enbridge.com
Website: www.enbridge.com
Renewable Energy Systems Americas Inc. (RES Americas)
Raheleh Folkerts
(303) 439-4200, raheleh.folkerts@res-americas.com
or
Scott Dunaway
(512) 716-8240, scott@dunawaypr.com
Website: www.res-americas.com